Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

All Amounts in $US unless stated otherwise

 Goldcorp’s 2007 Audited Financial Statements and 40F Available

VANCOUVER, BRITISH COLUMBIA, April 1, 2008 – GOLDCORP INC. (TSX: G, NYSE: GG) announced that its 2007 Audited Financial Statements are available on SEDAR and on EDGAR. In addition, a Form 40-F report has been filed with the SEC and is available on EDGAR.

Both reports can be found at www.goldcorp.com
Please visit the homepage of our website and click “Financials” under “Quicklinks” to access the documents.

Shareholders may also receive a copy of Goldcorp’s 2007 audited financial statements documents without charge upon request to Goldcorp’s Investor Relations Department, Suite 3400, 666 Burrard St., Vancouver, BC, Canada V6C 2X8 or to info@goldcorp.com.

Goldcorp will hold its Annual and Special Meeting of Shareholders in the Sovereign Ballroom at Le Royal Meridien, King Edward Hotel, 37 King Street East, Toronto, Ontario on Tuesday May 20th at 2:00pm (EST).

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:
Jeff Wilhoit	e-mail: info@goldcorp.com
Vice President, Investor Relations	website: www.goldcorp.com
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001